UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number: 001-34934

Costamare Inc.
(Translation of registrant's name into English)

7 rue du Gabian, MC 98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INCORPORATION BY REFERENCE

Exhibit 99.2 to this Report on Form 6-K shall be incorporated by reference into our registration statements on Form F-3, as filed with the Securities and Exchange Commission on March 2, 2018 (File No. 333-223392) and on July 6, 2016 (File No. 333-212415), to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

99.1	Press Release, dated October 24, 2018: Costamare Inc. Reports Results for the Third Quarter and Nine-Months Ended September 30, 2018
99.2	Financial Report for the Third Quarter and Nine-Months Ended September 30, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Costamare Inc.
(Registrant)

Date: October 24, 2018	/s/ Gregory G. Zikos
Gregory G. Zikos
Chief Financial Officer